AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 8, 2002

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )

                               CBES Bancorp, Inc.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock ($.01 par value)

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   124794-10-8
                      -------------------------------------
                                 (CUSIP Number)

             (Date of Event Which Requires Filing of this Statement)

                                December 31, 2001
                      -------------------------------------

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  | |    Rule 13d-1 (b)

                  |X|    Rule 13d-1 (c)

                  | |    Rule 13d-1 (d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  124794-10-8

1        NAME OF REPORTING PERSONS

                  Investors of America Limited Partnership
                  IRS Identification Nos. of above persons

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                              (a)
                                                                  ---

                                                              (b)
                                                                  ---

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Nevada

                                            5     SOLE VOTING POWER
NUMBER OF SHARES                                         55,900
BENEFICIALLY OWNED
BY EACH REPORTING                           6     SHARED VOTING POWER
PERSON WITH                                                  0

                                            7     SOLE DISPOSITIVE POWER
                                                         55,900

                                            8     SHARED DISPOSITIVE POWER
                                                             0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  55,900

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  |_|

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  6.4

12       TYPE OF REPORTING PERSON (See Instructions)
                  PN

ITEM 1 (A) NAME OF ISSUER:

         CBES Bancorp, Inc.

ITEM 1 (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         1001 N. Jesse James Road, Excelsior Springs, MO  64024

ITEM 2 (A) NAME OF PERSON FILING:

         The name of the person filing this statement (the "Reporting Person") is Investors of America Limited Partnership.

ITEM 2 (B) ADDRESS OF PRINCIPAL OFFICE:

         The address of the principal office of the Reporting Persons is 135 North Meramec, Clayton, MO 63017.

ITEM 2 (C) CITIZENSHIP:

         Investors  of  America   Limited   Partnership   is  a  Nevada  limited
partnership.

ITEM 2 (D) TITLE OF CLASS OF SECURITIES:

         This statement relates to Common Shares of the Issuer ("Shares").

ITEM 2 (E) CUSIP NUMBER:     124794-10-8

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR
                13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         (a)  /__/  Broker or dealer registered under Section 15 of the
                          Exchange Act.

         (b)  /__/  Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c)  /__/  Insurance company as defined in Section 3(a)(19) of the
                          Exchange Act.

         (d)  /__/  Investment company registered under Section 8 of the
                          Investment Company Act.

         (e)  /__/  An investment adviser in accordance with Rule
                          13d-1(b)(1)(ii)(E).

         (f)  /__/  An employee benefit plan or endowment fund in
                    accordance with Rule 13d-1(b)(1)(ii)(F).

         (g)  /__/  A parent holding company or control person in
                    accordance with Rule 13d-1(b)(1)(ii)(G).

         (h)  /__/  A savings association as defined in Section 3(b)
                    of the Federal Deposit Insurance Act.

         (i)  /__/  A church plan that is excluded from the
                    definition of an investment company under Section 3(c)(14) of the Investment Company Act.

         (j)  /__/  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4  OWNERSHIP:

         As of November 2, 2001, the Issuer had 875,805 Shares of Common Stock outstanding, $0.01 par value, as reported in Form 10-QSB for the quarterly period ended September 30, 2001.

         (a)-(b) As of the close of business on February 7, 2002, Investors of America Limited Partnership beneficially owned 55,900 Shares, which constitutes approximately 6.38% of the Shares outstanding as of November 2, 2001.

         (c) Acting through First Securities America, Inc., its general partner, Investors has the sole power to dispose or direct the disposition of and the sole power to vote or direct the vote of 55,900 Shares.

ITEM 5  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         This item is not applicable.

ITEM 6  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the Reporting Person.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         This item is not applicable.

ITEM 8  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.

         This item is not applicable.

ITEM 9  NOTICE OF DISSOLUTION OF GROUP.

         This item is not applicable.

ITEM 10   CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                  SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 7, 2002


                                       INVESTORS OF AMERICA LIMITED PARTNERSHIP

                                       James F. Dierberg
                                       ----------------------------------------
                                       James F. Dierberg, President of First
                                       Securities America, General Partner